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                                                                 Kathleen L. Brennan de Jesus
                                                                 Senior Attorney
                                                                 Kathleen Brennan de
                                                                 Jesus@sce.com

                                  July 28, 2009

VIA EDGAR AS CORRESP

Mr. Anthony Watson
Accountant
Division of Corporate Finance
United States Securities and Exchange Commission
Mail Stop 3561
Washington D.C. 20549-3561

            Re:    SEC Comment Letter Response

Dear Mr. Watson:

      We have received your letter addressed to Mr. Theodore F. Craver, Jr., dated July 14, 2009 and will not be able to meet the response deadline of 10 business days contained therein.  After discussion and agreement with you, we hereby confirm that we will file a response to your letter no later than August
19, 2009.

      Should you have any questions, please contact Ms. Chris Dominski at
(626) 302-1398, or via e-mail at chris.dominski@sce.com, or by contacting me at
(626) 302-3476, or via e-mail at Kathleen.brennandejesus@sce.com.

                                       Very truly yours,

                                       Kathleen L. Brennan de Jesus

cc:  Chris Dominski

KLB:klb:Letter3.doc

P.O. Box 800 2244 Walnut Grove Ave. Rosemead, California 91770 (626)302-3476 Fax (626)302-4106